[GRAPHIC OMITTED] Ahold                                         November 6, 2006

                                                                   Press Release

AHOLD ANNOUNCES STRATEGY FOR PROFITABLE GROWTH

HIGHLIGHTS:

o    Divest U.S. Foodservice
o    Appoint European Chief Operating Officer and U.S. Chief Operating Officer
o    Reduce operating costs by EUR 500 million by end 2009
o    Cut Group Support Office costs by 50% by end 2008
o    Divest Tops and retail operations in Poland and Slovakia
o    Sell holding in Jeronimo Martins Retail
o    Implement brand improvement and value repositioning
o Reaffirm targets as retail net sales growth of 5% and retail operating margin of 5%
o Return approximately EUR 2 billion to shareholders and reduce debt by approximately EUR 2 billion, following divestments

Amsterdam, the Netherlands, November 6, 2006 - Ahold today announced plans and financial targets resulting from its Retail Review, which began in May of this year. The plans announced are designed to accelerate identical sales growth, improve profit returns and strengthen the company's foundation for future expansion, creating additional value for its shareholders.

The new plans focus on Ahold's core retail businesses in the United States and Europe, the continued roll-out of value repositioning programs, and the reduction of operating costs by EUR 500 million by end 2009. The company has also announced the appointment of new Chief Operating Officers in the United States and Europe to lead its restructured continental organizations.

"Since the crisis in 2003, we have completed a comprehensive revitalization program." said Ahold President and CEO Anders Moberg. "We have substantially reduced debt, divested non-core assets, transformed business and financial controls, and resolved multiple investigations and litigation issues. At the same time, we have implemented a successful repositioning program at Albert Heijn and ICA and recovered significant value in U.S. Foodservice."

"It is now time for us to focus our efforts on strengthening our retail competitive position, particularly in the United States. We will apply our consumer insight much more actively to improve our product, service and price offering in order to increase customer loyalty."

"At the heart of our new continental structure is our commitment to remaining a strong global team." Moberg continued. "Our new structure will enable us to execute our strategy more effectively as a combined organization. We will be able to better drive operational synergies and leverage our retail capabilities and talent across all of our businesses. Our people have always been and will continue to be our greatest asset."

Ahold Press Office: +31 (0)20 509 5343

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I. REFOCUSING OUR PORTFOLIO

We will operate as market leaders in local food retail markets in the United States and Europe where we can secure a number one or number two position with clear prospects for profitable and sustainable growth.

Our portfolio of retail businesses is fundamentally strong. We have a number one or number two position in the Netherlands and the Czech Republic, as well as in the ICA, Giant-Carlisle, Stop & Shop and Giant-Landover market areas. All of these businesses have significant potential for profitable growth.

We have decided to divest retail businesses that would require a significant level of investment and management attention.

We will now focus on accelerating improvements across our remaining businesses. Our growth and organizational plans for these businesses are described in Sections II and III.

1. DIVEST U.S. FOODSERVICE

We are pleased with the progress made at U.S. Foodservice following our decision to retain this business in 2003. Since that time we have created significant shareholder value. We have improved the company's financial performance through restructuring and rebuilding the organization and culture and have resolved legal matters related to 2003. Our new long-term strategy for U.S. Foodservice launched at the end of 2005 is showing good results.

U.S Foodservice has the potential to further improve its performance, but we see limited near-term synergies between it and retail operations. Therefore, we have decided to focus our resources and expertise wholly on the future growth of our retail businesses. We will complete our exit from the foodservice industry by divesting U.S. Foodservice.

2. FOCUS ON THE CZECH REPUBLIC AND DIVEST RETAIL ACTIVITIES IN POLAND AND
   SLOVAKIA

We will focus our investment in Central Europe on our leadership position in the Czech Republic. Although the Czech Republic is a highly competitive market, our position and our strengthened organization there provide us with the basis for successful growth.

We will divest our retail operations in Poland and Slovakia where we are not a number one or number two player. While these two markets are expected to continue to grow, and offer good long-term opportunities, establishing a leading position for us would require a significant level of investment and management attention. We have therefore decided to exit these markets.

3. DIVEST TOPS RETAIL BANNER IN THE UNITED STATES

Further to our recent announcement to divest Tops stores in Northeast Ohio, we have concluded that we should also sell the remaining Tops operation in New York and Pennsylvania. Although we are a market leader in these areas, the divestment will allow us to focus our resources on our remaining retail growth businesses.

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                                                       Press Release - continued

4. DIVEST MINORITY OWNERSHIP POSITION IN JERONIMO MARTINS RETAIL

We have been a 49% shareholder in Jeronimo Martins Retail (JMR) since 1992. JMR has developed into a successful player in the Portuguese retail market with good results and a strong management. However, as we will focus on retail activities in which we own a majority shareholding or are able to drive considerable synergies, we will enter into negotiations with Jeronimo Martins Holdings, the other shareholder in JMR, to begin the process of divesting our stake in JMR.

5. CONTINUE TO RETAIN MAJORITY OWNERSHIP IN ICA

We have a 60% majority shareholding in ICA, which has operations in Sweden, Norway and the three Baltic states. The value of the business has improved significantly over the past year. We see further potential in the close cooperation that exists between ICA and Albert Heijn. We have recently established joint European sourcing organizations, and are working closely together on areas including private label development, IT infrastructure and development and supply chain optimization.

6. CONTINUE TO RETAIN MAJORITY OWNERSHIP IN SCHUITEMA

We have a 73% majority shareholding in Schuitema, a successful player in the Dutch market. Within the jointly-agreed governance structure in place between Ahold and Schuitema, we will make continental synergy opportunities available to Schuitema.

7. RETURN APPROXIMATELY EUR 2 BILLION TO SHAREHOLDERS AND REDUCE DEBT BY APPROXIMATELY EUR 2 BILLION, FOLLOWING DIVESTMENTS

Approximately EUR 2 billion will be returned to shareholders, in a form yet to be determined, with a similar amount used to reduce debt. The funding for both will come primarily from divestment proceeds (net of restructuring and other costs), as well as from improved cash flow. In addition to driving operating cash flow, we will undertake a special exercise to improve cash generation from working capital and from more efficient capital expenditure. We will also continue to evaluate the potential to generate value from our real estate assets.

8. FUTURE PORTFOLIO OPPORTUNITIES

We will look at all opportunities to improve shareholder and stakeholder value, including acquisitions, divestments, and other potential co-operative ventures.

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II. BUILDING OUR BRANDS FOR PROFITABLE GROWTH

We will be a company of innovative and powerfully branded stores on two continents, rather than a portfolio of stores that distribute supplier brands. We will win the loyalty of our customers by understanding them better than our competitors. We will provide the products and services that customers want at prices that are competitive with all food channels.

To achieve our growth objectives, we will transform our individual retail banners into powerful local consumer brands. The three critical elements of this transformation are: creating an improved product and service offering, delivering an improved price position and lowering our operating costs. The key enabler of building these consumer brands is the application of deep consumer insight.

We have elements of successful consumer branding in all of our banners. However, Albert Heijn in the Netherlands and ICA in Sweden have come closest to bringing together all of these elements to become true consumer brands. The transformation into powerful consumer brands at Albert Heijn and ICA has been achieved through the highly successful implementation of repositioning programs.

Our ability to access and transfer the successful elements of Albert Heijn's repositioning program across all of our retail banners gives us a significant competitive advantage compared with many of our U.S.-based competitors.
All our banners will focus on: providing the best choice, making shopping easy for the customer and offering everyday competitive prices. The transformation plans to drive and fund future growth are based on the proven success of each of these elements.

1. IMPROVE OUR PRODUCT AND SERVICE OFFERING

The creation of an improved product and service offering, based on the application of deep consumer insight, is a critical element of transforming our stores into powerful consumer brands. We will replicate key components to improve our offering in each of our banners by:

o Providing the best choice. We will excel in fresh by improving quality, selection and presentation. We will significantly increase our selection of innovative private label products at a variety of price and quality levels. We will improve and expand our General Merchandise assortment.

o Making shopping easy. We will simplify our overall assortment to make shopping easier and will provide more convenience-focused products and services. In addition, we will enhance the overall customer experience in our stores, making shopping more convenient. Format development will be an important tool in achieving this. We will improve existing formats and develop new concepts for store formats using different layouts, assortments, sizes and service models.

To clearly convey our powerful brand positionings, we will strengthen the quality, quantity, variety and form of consumer communications, both inside and outside our stores.

In the coming months, we will implement the organizational changes necessary to realize these improvements across all banners.

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                                                       Press Release - continued

2. IMPROVE OUR PRICE POSITIONING

We will strengthen the trust and loyalty of customers by continuing to build our value offering across all banners. At Albert Heijn, we have demonstrated the power of well-executed value repositioning in a highly competitive supermarket environment.

At all our banners, we are lowering prices across a wide range of products and, at the same time, reducing the emphasis on promotions. We will improve our everyday value to customers and continue to offer attractive promotional prices on selected ranges. Our increased focus on private label is a key component of our strategy to provide a wider selection of price points.

3. STRENGTHEN OUR CONSUMER INSIGHT CAPABILITY

Our core assets are our customer base and our knowledge of customer shopping behavior. We are already gathering detailed customer data across all of our banners. We will improve the way we translate this data into insight and share it among our operations to deepen our understanding of customer behavior. Effective application of customer insight and a clear understanding of broader consumer trends will enable us to enhance our value proposition in each market.

4. BUILD ON OUR SUCCESSFUL CONTINENTAL SOURCING STRATEGY

We will continue to build upon our successful continental sourcing strategy. In Europe, we are consolidating purchases through our combined European sourcing organizations, based in Zaandam and Stockholm. In the United States, we are consolidating purchases through the Perishables Procurement Organization, based in Massachusetts, and the American Sales Company, based in New York.

5. IMPLEMENT COMPANY-WIDE EUR 500 MILLION COST REDUCTION PROGRAM

To support our value repositioning programs, we will reduce operating costs by EUR 500 million by end 2009. We will achieve these cost reductions by driving simplification and efficiency across all aspects of our retail businesses, including store operations, shrink, logistics, energy usage and local overhead. We will also take a more disciplined and rigorous approach to dealing with underperforming stores. Due to the nature of these plans, the savings will accelerate over time.

6. SUPPLEMENT OUR GROWTH WITH ADDITIONAL STORE OPENINGS AND TARGETED FILL-IN EXPANSIONS

We will continue to reach new customers in areas where we can achieve an attractive return. We will open new stores with new format concepts and improve our formats in existing stores. We will be providing additional guidance on the expected level of new store openings in the near future.

We will also continue to look at targeted fill-in acquisitions to provide us with opportunities to reach new customers. Recent examples of fill-in acquisitions include Giant-Carlisle`s purchase of 14 Clemens stores in the Philadelphia area and Ahold's purchase of 29 Konmar stores in the Netherlands.

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                                                       Press Release - continued

III. LEVERAGING OUR ORGANIZATIONAL STRUCTURE

Our difference is our people and the way that we work together. We will develop and attract the best people in the food retail industry, equipped with and empowered by a common set of core values, operating principles and capabilities.

The most effective structure to execute our strategy is one that balances local, continental and global decision-making. Our new organizational approach is designed to facilitate this while adding strong management focus on and accountability for the execution of our plans.

The backbone of our competitive strength has been and will continue to be our consumer-focused local organizations. In the near term, we believe that we have an unrealized opportunity to leverage our continental capabilities and scale more effectively in support of our local organizations.

Our global scale provides us with immediate opportunities to transfer knowledge and expertise across continents, to leverage core corporate activities, and to attract, develop and energize talent and capabilities across all of our markets.

1. REORGANIZE THE CURRENT STRUCTURE INTO TWO CONTINENTALLY BASED ORGANIZATIONS

In order to improve our customer-focus while also driving company-wide initiatives across all of our banners, we will reorganize our current arena structure into two continental organizations, based in the United States and the Netherlands.

The new continental teams will be responsible for the oversight of local banners, as well as the implementation of the company-wide growth initiatives described in Section II.

This reorganization will create the foundation for further expansion and facilitate integration.

2. APPOINT EUROPEAN CHIEF OPERATING OFFICER AND U.S. CHIEF OPERATING OFFICER

Two Chief Operating Officers have been appointed, both reporting to Ahold CEO Anders Moberg, to head up the continental organizations.

Dick Boer has been appointed Chief Operating Officer, Europe. He will have management responsibility for Albert Heijn and Ahold Central Europe and be responsible for European continental synergies. Boer will also assume company-wide oversight of retail marketing strategies and continue in his role as President and CEO of the combined retail operations of Albert Heijn, Gall & Gall and Etos.

Lawrence Benjamin has been appointed Chief Operating Officer, U.S. He will have management responsibility for the U.S. banners, Stop & Shop, Giant-Landover, Giant-Carlisle, and U.S. Foodservice, and be responsible for U.S. continental synergies. Robert Aiken, current Chief Operating Officer of U.S. Foodservice, is appointed President of U.S. Foodservice, reporting to Benjamin, who will remain CEO of U.S. Foodservice.

Ahold will announce details of its new continental organizational structure before year-end.

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                                                       Press Release - continued

3. REDUCE GROUP SUPPORT OFFICE COSTS BY 50%

Ahold will streamline its central Group Support Office (GSO), reducing core costs by 50% by the end of 2008. The savings will be achieved by reducing staff numbers and making substantial cuts in discretionary spend. The core costs in 2005 were EUR 189 million. The core responsibilities of the GSO will include Corporate Finance, Corporate Strategy, Internal Audit, Legal, Human Resources, Information Management, and Communications.

In addition, our General Merchandise initiatives, which are highly dependent on global sourcing, will continue to be coordinated centrally by the GSO.

Other GSO costs that have been incurred directly in support of the operating units will be reviewed, and charged directly to the responsible operations.

IV. FINANCIAL TARGETS

As part of our new plans, we are reaffirming our primary targets. Based on our repositioning experience at Albert Heijn and ICA, we anticipate that margins and sales growth will initially decline somewhat before recovering. In addition, there will be non-recurring profits and charges related to the repositioning and disposal of companies.

o Net sales growth: We are reaffirming our target to achieve a sustainable retail net sales growth of 5%. Following the implementation of the company's repositioning plans, we expect that this net sales growth will come mainly from identical sales growth.
o Return on net sales: We are reaffirming our target to achieve a sustainable retail operating margin of 5% on average for the retained retail banners.
o Investment grade: We are reaffirming our target to achieve investment grade.

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                                                       Press Release - continued

UPDATE: VALUE IMPROVEMENT PROGRAM AT STOP & SHOP AND GIANT-LANDOVER

The most significant area of focus for our value repositioning strategy is in the Stop & Shop and Giant-Landover banners. Previously announced as the Value Improvement Program (VIP) this program has the most impact on the company's overall financial results in the near-term.

VIP contains all the elements of repositioning, as outlined in Section II above, needed to improve identical sales growth at both Stop & Shop and Giant-Landover. These elements are being applied to both businesses in the following manner:

o Improving product and service offering: We are enhancing our offering across all categories. In terms of product improvement, we have already simplified our produce offering. This has allowed us to enhance freshness by reducing transit and warehousing time in our supply chain. We will continue to make similar improvements on a category-by-category basis during the coming months. In terms of service improvement, we are also working on modifications to our store layout and check-out areas to simplify the customer shopping experience and place a greater emphasis on convenience.
o Improving price positioning: We are rolling out a program to lower prices across a wide range of items. Promotional activity will continue, but will focus on a more targeted group of products. Prices are already being lowered as part of a major repositioning of our produce prices that began in September, and further price reductions will continue throughout 2007. In addition, we are simplifying our pricing architecture to manage this element more effectively.
o Reducing costs: We are implementing a comprehensive program to reduce costs across Stop & Shop and Giant-Landover over the next 24 months. This cost reduction program is a component of the company-wide cost-reduction program.

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to plans to divest U.S. Foodservice, plans to focus on the Czech Republic, plans to divest retail operations in Poland and Slovakia, plans to divest Tops, plans to sell the Company's holding in Jeronimo Martins Retail, plans to retain majority ownership in ICA and in Schuitema, plans to implement brand improvement, plans to improve the Company's price positioning, plans to strengthen the Company's consumer insight capability, plans to build on the continental sourcing strategy, plans to reduce operating costs by EUR 500 million and the expected timing thereof, plans for store openings, plans for targeted fill-in expansions and acquisitions, plans for the Value Improvement Program, plans to reorganize the current structure into two continentally based organizations, plans to appoint a European chief operating officer and a U.S. chief operating officer, plans to cut group support office costs by 50% and the expected timing thereof, statements as to an expected retail net sales growth of 5%, statements as to an expected retail operating margin of 5% on average for the retained retail banners, plans to allocate proceeds from divestments to shareholders and debt reduction, statements as to achieving investment grade. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of new products and private label products and their reactions to new store formats, store locations, changes in Ahold's pricing policies and product offering and other strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets or delays or additional costs encountered in connection with their implementation or achievement, difficulties or delays in the implementation of new operational improvements and systems, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the reaction of Ahold's employees to operational and other changes in the working environment, actions of courts, law enforcement agencies, government agencies and third parties, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, the diversion of management's attention from implementing Ahold's plans and strategies, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to customers on a timely basis, the ability to recruit and retain key personnel, and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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